Delisting Determination,The Nasdaq Stock Market, LLC,
April 2, 2019, Simplicity Esports and Gaming Company. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock and warrant of Simplicity Esports and Gaming Company
(the Company), effective at the opening of the trading session on April 12, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staffs determination on December 10, 2018. The Company appealed the determination to a Hearing Panel. However, the Company withdrew its appeal and on January 23, 2019, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on January 25, 2019.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on March 11, 2019.